Exhibit 99.1

2006 Annual General Meeting

The Annual General Meeting of Mitchells & Butlers plc was held on Thursday, 2 February 2006 at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE at 11am.

All resolutions proposed at the meeting were passed on a show of hands.

The proxy votes cast “for”, “against” and “abstained” on the resolutions were as follows:-

Resolution		“Votes For” (Note)	“Votes Against”	“Abstained”

1.	Report & Accounts	282,635,135	1,556,118	6,857,538
2.	Remuneration Report	277,480,737	13,395,053	173,001
3.	Final Dividend	290,214,552	6,176	828,063
4(a)	Reappointment of T Clarke	285,677,241	4,655,854	715,696
4(b)	Reappointment of G Fairweather	290,180,655	809,025	59,111
4(c)	Reappointment of T Hughes	288,813,509	2,189,741	45,541
5.	Reappointment of Auditors	290,218,873	801,320	28,598
6.	Auditors’ Remuneration	290,150,286	823,552	74,953
7.	Allotment of Shares	288,140,294	2,803,606	104,891
8.	Disapplication of Pre-Emption Rights	290,534,168	352,331	162,292
9.	Authority to Purchase Own Shares	290,382,203	613,263	53,325
10.	Short Term Deferred Incentive Plan Rules	276,249,400	8,984,619	5,814,772
11.	Performance Restricted Share Plan Rules	287,746,123	2,944,298	358,370
12.	Indemnity Powers	288,751,093	977,463	1,320,235
13.	Redeemable Shares Conversion	290,550,071	64,920	433,800
14.	Borrowing Powers	286,674,693	2,428,307	1,945,791
15.	Provisions Relating to Historical Demerger Arrangements	289,743,679	61,574	1,243,538
16.	Provisions to Limit Ownership of Shares by US Resident Shareholders	217,469,009	49,549,499	24,030,283
17.	Political Donations	286,986,683	2,941,222	1,120,886

The number of shares in issue at 11am on Tuesday, 31 January 2006 was 495,650,510, excluding shares held in Treasury.

Note :

The “For” vote includes those giving the Chairman discretion.